Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811
May 13, 2025
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:          James Lopez
Tonya Aldave
John Spitz
Michael Henderson
Re:       Chime Financial, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted April 8, 2025
CIK No. 0001795586
Ladies and Gentlemen:
On behalf of our client, Chime Financial, Inc. (“Chime” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 11, 2025, as well as in response to a comment from the Staff provided orally in telephonic discussions with James Lopez and Tonya Aldave held on April 11, 2025, in each case relating to the above referenced Amendment No. 4 to Draft Registration Statement confidentially submitted on Form S-1 (the “Amendment No. 4”). On behalf of the Company, we are submitting via EDGAR this letter and have publicly filed a revised Registration Statement on Form S-1 (the “Registration Statement”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Amendment No. 4) and as specifically noted, all page references herein correspond to the pages of the Registration Statement.
Amendment No. 4 to Draft Registration Statement on Form S-1
Risk Factors
The multi-class structure of our common stock, page 68
1.We note your response to prior comment 4 and your disclosure in this risk factor that each of your co-founders will vote in their own discretion on any action requiring approval of your stockholders. Please add a separately captioned risk factor addressing the risk of deadlock and any resolution mechanism in situations when your co-founders may disagree and vote in ways that result in a deadlock.
AUSTIN     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO
SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

U.S. Securities and Exchange Commission May 13, 2025 Page 2
The Company respectfully advises the Staff that it does not believe a deadlock is likely to present a material risk to the Company or its business because the Co-Founders are not expected to beneficially own an equal number of shares of the Company’s Class B common stock and there are limited situations in which the applicable stockholder vote under the Company’s governing documents will require more than a plurality vote or the vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote on a matter. Further, the Company believes that the risk of a vote being equally split and resulting in a deadlock is the same as it would be for any other company that does not have a single party with majority voting power. To address the Staff’s comment, however, the Company has revised the disclosure on pages 60 and 66.
Liquidity and Capital Resources, page 112
2.Please identify the "certain lenders" for the secured credit facility described here.
The Company respectfully advises the Staff that it has revised the disclosure on pages 53 and 119 to address the Staff’s comment.
Business
Chime Workplace, page 163
3.We note the revised disclosure regarding Chime Workplace in response to prior comment 5. Noting the recent launch date for this product, please revise to clarify the nature of the employers with which you have agreements, the typical terms governing such arrangements, and their impact and intended impact to your business model, including, for example, acquisition of active members.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that Chime Workplace is not currently material to the Company’s business, financial condition, and results of operations and is not expected to become material to the Company’s business, financial condition, and results of operations in the near term. The Company has revised the disclosure on page 170 to provide additional detail regarding Chime Workplace to address the Staff’s comment.
Principal Stockholders, page 230
4.Please revise footnotes 10, 12 and 13 to the beneficial ownership table on page 230 to name the natural persons who have voting and dispositive power over the shares owned by entities affiliated with DST Global, entities affiliated with AI Bells, and General Atlantic (CH), L.P.
The Company respectfully advises the Staff that it has revised the disclosure on page 240 to address the Staff’s comment with respect to footnotes 10 and 13. The Company further advises the Staff that footnote 12 to Amendment No. 4 contains the name of the natural person (Len Blavatnik) who has voting and dispositive power over the shares owned by entities affiliated with AI Bells.

U.S. Securities and Exchange Commission May 13, 2025 Page 3
Exhibits
5.We note your disclosure on pages 66 and 241 that the exclusive forum provision does not apply to actions brought under the Exchange Act of 1934. Please revise Article XIII in Exhibit 3.1 to make that clear or advise.
The Company respectfully advises the Staff that the amended and restated certificate of incorporation attached as Exhibit 3.1 to the Registration Statement is the Company’s certificate of incorporation as currently in effect and that, as disclosed in Amendment No. 4., including on page 17, the Company will amend and restate its certificate of incorporation immediately prior to the completion of its initial public offering. The amended and restated certificate of incorporation to be in effect following the completion of the Company’s initial public offering will be filed as Exhibit 3.2 to a future amendment to the Registration Statement, and such certificate of incorporation will not include the exclusive forum provision noted by the Staff.
The Company further advises the Staff that disclosure on pages 66, 67, 248, and 249 of Amendment No. 4 regarding the exclusive forum provision describes the provision that will be included in the Company’s amended and restated bylaws, which will become effective immediately prior to the completion of the Company’s initial public offering and which will be filed as Exhibit 3.4 to a future amendment to the Registration Statement.
Oral Comment received on April 11, 2025
During the conversation with Ms. Aldave and Mr. Lopez, the Staff noted the recent filings made under the Exchange Act of 1934, as amended by The Bancorp, Inc., the parent company of the Company’s bank partner, The Bancorp Bank, N.A. The Staff indicated that it would appreciate the Company’s analysis as to whether any revised disclosure would be necessary to address risks to the Company related to these matters (the “Bancorp 10-K/A Filing Matters”). In response to the Staff’s oral comment, the Company respectfully advises the Staff that, as disclosed in The Bancorp, Inc.’s filings, the Bancorp 10-K/A Filing Matters related to accounting and financial reporting matters, and that the material weaknesses disclosed in The Bancorp, Inc.’s Form 10-K/A filed on April 7, 2025 relate to the design of controls related to (i) the completion of all closing procedures prior to the filing of a required periodic report with the Commission, and (ii) the evaluation of the accounting and financial reporting associated with the credit enhancement contained within a third-party agreement and the impact on the allowance for credit losses for consumer fintech loans. The Company further advises the Staff that the Bancorp 10-K/A Filing Matters have not had, and are not expected to have, a material impact on the Company’s day-to-day relationship with Bancorp or the Company’s business, financial condition, results of operations or prospects. As a result, the Company does not believe adding disclosure relating to the Bancorp 10-K/A Filing Matters would be material to an investor, but the Company will continue to monitor any future developments related to the Bancorp 10-K/A Filing Matters and, to the extent such matters may be likely to have a material impact on the Company, revise its future disclosures.
*****

U.S. Securities and Exchange Commission May 13, 2025 Page 4
Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Christopher Britt, Chime Financial, Inc.
Matthew Newcomb, Chime Financial, Inc.
Adam Frankel, Chime Financial, Inc.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.
Gordon W. Grafft, Wilson Sonsini Goodrich & Rosati, P.C

David K. Lam, Wachtell, Lipton, Rosen & Katz
Steven R. Green, Wachtell, Lipton, Rosen & Katz

Byron B. Rooney, Davis Polk & Wardwell LLP
Marcel R. Fausten, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP

Peter Choi, Ernst & Young LLP